Exhibit 12.1

First Commonwealth Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
Pre-tax (Loss) Income from Operations	$(45,885)	$49,719	$52,203	$61,983	$71,093

Fixed Charges:
Interest on deposits	$69,802	$101,517	$132,770	$108,454	$79,070
Other interest expense	16,969	37,481	36,943	57,653	59,548
Interest component of rent expense	1,239	1,217	939	1,005	694

Total Fixed Charges	$88,010	$140,215	$170,652	$167,112	$139,312

Earnings to Fixed Charges Ratio:
Excluding interest on deposits	(1)	2.28	2.38	2.06	2.18
Including interest on deposits	(1)	1.35	1.31	1.37	1.51

(1)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $45.9 million.